

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2018

Angeliki Frangou
Chief Executive Officer
Navios Maritime Containers Inc.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

      Re: Navios Maritime Containers Inc.
          Amendment No. 5 to Registration Statement on Form F-1
          Filed October 19, 2018
          File No. 333-225677

Dear Ms. Frangou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form F-1 filed October 19, 2018

Questions and Answers About Navios Containers and the Distribution, page 1

1.   Please revise to add a question and answer which discusses Navios Partners reasons for the distribution. Please also add a question and answer which discusses Navios Partners and Navios Holdings intentions regarding their retained ownership interest in Navios Containers.

   You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or John Dana Brown at (202) 551-3859 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Transportation and Leisure